EXHIBIT 77C

Submission of Matters to a Vote of Security
Holders


A special meeting of shareholders of the Cutler
Approved List Equity Fund (the Fund) was held on April 26, 1999 for the following purposes:

1.  To authorize the modification of the
Funds investment objective and to effect the corresponding revisions of the Funds investment policies;

2.  To authorize the removal of the Funds
fundamental investment limitation regarding foreign investments; and

3.  To authorize the change of name of the
Fund from Approved List Equity Fund to Cutler
Value Fund.

The proposals were approved by a majority of the voting securities of the Fund.